Exhibit 21.1

SUBSIDIAIRES OF CHINA GREEN AGRICULTURE, INC.

Name	Place of Incorporation

Green Agriculture Holding Corporation	New Jersey
Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd.	People's Republic of China
Xi’an Jintai Agriculture Technology Development Company	People's Republic of China
Xi’an Hu County Yuxing Agriculture Technology Development	People’s Republic of China
Co., Ltd.
Beijing Gufeng Chemical Products Co., Ltd.	People's Republic of China
Beijing Tianjuyuan Fertilizer Co., Ltd.	People's Republic of China